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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gold City Industries Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

Frederick J. Sveinson

4655 Britannia Drive, Richmond, British Columbia Canada V7E 6B1

Tel:  (604) 275-8017

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No. 380560 10 2

(1)

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Frederick J. Sveinson

(2)

Check the Appropriate Box if a Member of a Group

   (a)

   (b)

(3)

SEC Use Only

(4)

Source of Funds

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)

(6)

Citizenship or Place of Organization

Canada

Number of

(7)

Sole Voting Power

Shares Beneficially

1,692,762

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

1,572,340

(9)

Sole Dispositive Power

1,572,340

(10)

Shared Dispositive Power

 1,572,340

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

          3,265,102

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)

Percent of Class Represented by Amount in Row (11)

            7.3%

(14)

Type of Reporting Person

IN

CUSIP No. 380560 10 2

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of Gold City Industries Ltd. (the “Company”), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

Of the 1,572,340 shares of which Frederick J. Sveinson has shared voting and dispositive power as follows:

(a)

395,977 shares are owned by his spouse, Sandra I. Sveinson, who resides at 4655 Britannia Drive, Richmond, BC, Canada, V7E 6B1. Sandra I. Sveinson also holds 100,000 stock options;

(b)

57,625 shares are owned by his adult son, Marino J. Sveinson, who resides at 1601 – 1238 Richards Street,  Vancouver, BC Canada, V6B 6M6;

(c)

57,625 shares are owned by his adult son, Brett A. Sveinson, who resides at 4655 Britannia Drive, Richmond, BC Canada, V7E 6B1;

(d)

118,334 shares are owned by Sveinson Mineral Services Inc., 4655 Britannia Drive, Richmond, BC, Canada, V7E 6B1, a company owned and controlled as to 50% by Frederick J. Sveinson and 50% as to his spouse, Sandra I. Sveinson.  As a result, any decision to the voting or control of shares by Sveinson Mineral Services Inc. must be approved by both Mr. Sveinson and his spouse;

(e)

287,280 shares are owned by Sveinson Way Mineral Services Ltd., 205 – 8712 – 48th Avenue, Edmonton, Alberta, Canada T6E 5L1, a company owned and controlled as to 50% by Frederick J. Sveinson and 50% as to Terry A. Sveinson, Mr. Sveinson’s brother.  As a result, any decision to the voting or control of shares by Sveinson Way Mineral Services Ltd. must be approved by both Mr. Sveinson and Terry Sveinson;

(f)

555,499 shares are owned by Bremar Management Services Ltd., 4655 Britannia Drive, Richmond, BC Canada, V7E 6B1, a company owned and controlled as to 25% by Frederick J. Sveinson, as to 25% by Sandra Sveinson, as to 25% by Marino Sveinson, and as to 25% by Brett Sveinson.  Any decision to the voting or control of shares by Bremar Management Services Ltd. must be approved jointly by the parties.

During the last five years, Frederick J. Sveinson has not been, and none of:  Sandra Sveinson, Marino Sveinson, Brett Sveinson, Terry Sveinson, Sveinson Mineral Services Inc., Sveinson Way Mineral Services Ltd., or Bremar Management Services Ltd. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Frederick J. Sveinson, the reporting person, is a Canadian citizen, as are Sandra Sveinson, Marino Sveinson, Brett Sveinson, and Terry Sveinson.

CUSIP No. 380560 10 2

Item 3. Source and Amount of Funds or Other Consideration

The securities of all parties above have been purchased over a period of several years on the open market or through private placements with Gold City Industries Ltd., with personal funds in the case of the individuals or corporate funds through the companies.  At no time have securities been purchased using loans.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

Frederick Sveinson beneficially owns an aggregate of 3,265,102 shares (7.3% of the securities of Gold City Industries Ltd.).  Of those shares, Mr. Sveinson has sole voting and dispositive power as to 1,692,762 shares.  Of these 1,692,762 shares, Mr. Sveinson directly holds 1,242,762 shares, of which 1,118,762 shares are held in RRSP accounts, Mr. Sveinson has been granted stock options to purchase a further 425,000 shares, and pursuant to a private placement financing Mr. Sveinson holds 25,000 warrants to purchase a further 25,000 shares.

Mr. Sveinson has shared voting and dispositive power as to 1,572,340 shares.  Information as to the persons with whom voting and dispositive power is shared is provided in Item 2. above.

(a)

Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

(b)

Shared versus sole voting and dispositive power.  See Items 7, 8, 9 and 10 of the applicable cover page.

(c)

Transactions since the previous Schedule 13D filing on April 30, 2003 are as follows:

(i)

On July 9, 2003 Sveinson Mineral Services Inc. sold 100,000 common shares privately at $0.15 per share;

(ii)

On September 8, 2003 Fred Sveinson was granted 75,000 stock options, pursuant to Gold City Industries Ltd.’ s stock option plan, whereby he may acquire 75,000 common shares at an exercise price of $0.20 per share expiring on September 8, 2008;

(iii)

On December 29, 2003 Fred Sveinson transferred 25,000 common shares at a deemed value of $0.275 per share, to his RRSP account;

(iv)

On January 5, 2004 Fred Sveinson purchased 25,000 units pursuant to a flow-through private placement dated December 4, 2003 with the Issuer, at $0.35 per unit, with each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant exercisable to purchase one additional common share for a period of one year, at an exercise price of $0.45 per share;

(v)

On May 18, 2004 Fred Sveinson purchased 13,500 common shares in the open market at $0.21 per share, of which 6,500 common shares are held in his RRSP account;

(vi)

On May 18, 2004 Bremar Management Services Ltd., purchased 5,000 common shares in the open market at $0.21 per share and 3,500 common shares in the open market at $0.245 per share.

CUSIP No. 380560 10 2

(d)  Not applicable.

(e)  Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As President and Director of the Company, Mr. Sveinson was granted options to purchase 100,000 shares of Common Stock with an exercise price of $0.36 per share on April 11, 2000 and an expiration date of April 11, 2005 (filed as exhibit to Schedule 13D dated December 13, 2002).

As President, CEO, and Director of the Company, Mr. Sveinson was granted options to purchase 250,000 shares of Common Stock with an exercise price of $0.15 per share on May 6, 2002 and an expiration date of May 6, 2007 (filed as exhibit to Schedule 13D dated December 13, 2002).

As President and Director of the Company, Mr. Sveinson was granted options to purchase 75,000 shares of Common Stock with an exercise price of $0.20 pr share on September 8, 2004 and an expiration date of September 8, 2008 (attached as Exhibit 7.1).

Pursuant to a private placement financing dated December 4, 2003, Mr. Sveinson holds a warrant to purchase 25,000 shares of Common Stock at an exercise price of $0.45 per share prior to January 5, 2005 (attached as Exhibit 7.2).

Item 7. Material to Be Filed as Exhibits

7.1  Share Option Plan Commitment dated September 8, 2003

7.2  Share Purchase Warrant Agreement dated January 5, 2004

CUSIP No. 380560 10 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2004

Date

/s/ Frederick J. Sveinson

Signature

Frederick J. Sveinson

Name

EXHIBIT 7.1

SCHEDULE “A”

SHARE OPTION PLAN

OPTION COMMITMENT

[No Vesting Provision]

Notice is hereby given that, effective this 8th  day of September, 2003 (the “Effective Date”), GOLD CITY INDUSTRIES LTD. (the “Company”) has granted to Frederick J. Sveinson (the “Director”) an option (the “Option”) to acquire 75,000 common shares (the “Optioned Shares”) of the Company until 4:30 p.m. (Vancouver Time) on the 8th day of September, 2008 (the “Expiry Date”) at an exercise price (the “Exercise Price”) of $ 0.20 per Optioned Share.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s 2003 Share Option Plan, the terms and conditions of which are hereby incorporated.

To exercise your Option, you must deliver to the Company a written notice, in the form attached hereto, specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price.  A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Director represent that the Director under the terms and conditions of the Plan is a bona fide [Director/Senior Officer] of the Company, entitled to receive Options under TSX-V Policies.

GOLD CITY INDUSTRIES LTD.

“Fred Sveinson”

Authorized Signatory

EXHIBIT 7.2

THIS WARRANT WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE: 4:00 P.M. (VANCOUVER TIME) ON JANUARY 5, 2005

THIS WARRANT IS NOT TRANSFERABLE

ANY SHARES ISSUED UNDER THIS WARRANT MUST BEAR THE LEGEND:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 6, 2004”

GOLD CITY INDUSTRIES LTD.

(Continued under the British Columbia Corporations Act)

25,000 Warrants

Right to Purchase

25,000  Common Shares

WARRANT FOR PURCHASE OF COMMON SHARES

THIS IS TO CERTIFY THAT, for value received: Fred Sveinson (hereinafter called the "Holder") is entitled to subscribe for and purchase 25,000 fully paid and non-assessable Common Shares without par value in the capital (as constituted on December 1, 1998) of GOLD CITY INDUSTRIES LTD. (hereinafter called the "Corporation") at any time prior to 4:00 p.m. (Vancouver Time) on January 5, 2005 at the price of $0.45 per share or the Warrant will expire, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Shares), by completing the subscription form attached hereto; and surrendering this Warrant to the Gold City Industries Ltd. at 550 – 580 Hornby Street, Vancouver, BC, V6C 3B6 or at the office of Computershare Trust Company, 510 Burrard Street, Vancouver, BC, V6C 3B9 together with a certified cheque payable to or to the order of the Corporation in payment of the purchase price of the number of Common Shares subscribed for.

In the event of any exercise of the rights represented by this Warrant, certificates for the Common Shares so purchased shall be delivered to the Holder hereto within a reasonable time, not exceeding ten days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the number of Common Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereto within such time.

The Corporation covenants and agrees that all Common Shares, which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Corporation further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Corporation will at all times have authorized, and reserved, a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1.

In the event of any subdivision of the Common Shares of the Corporation as such shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a greater number of Common Shares, the Corporation will thereafter deliver at the time or times of purchase of shares hereunder, in addition to the number of shares in respect of which the right to purchase is then being exercised, such additional number of shares as result from such subdivision without any additional payment or other consideration therefore.

2.

In the event of any consolidation of the Common Shares of the Corporation as such Common Shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a lesser number of Common Shares, the number of shares represented by this Warrant shall thereafter be deemed to be consolidated in like manner and any subscription by the Holder for shares hereunder shall be deemed to be a subscription for shares of the Corporation as consolidated.

3.

In the event of any reclassification of the Common Shares of the Corporation at any time while this Warrant is outstanding, the Corporation shall thereafter deliver at the time to the purchaser of shares hereunder the number of shares of the appropriate class resulting from the reclassification as the Holder would have been entitled to receive in respect of the number of shares so purchased had the right to purchase been exercised before such reclassification.

4.

If the Corporation at any time while this Warrant is outstanding shall pay any stock dividend upon the Common Shares of the Corporation in respect of which the right to purchase is herein then given, the Corporation shall thereafter deliver at the time of purchase of shares hereunder in addition to the number of shares in respect of which the right to purchase is then being exercised, the additional number of shares of the appropriate class as would have been payable on the shares so purchased if they had been outstanding on the record date for the payment of the stock dividend.

5.

As used herein, the term "Common Shares" shall mean and include the Corporation's presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

6.

This Warrant shall not entitle the Holder hereof to any rights as a member of the Corporation, including without limitation, voting rights.

7.

The Holder, by acceptance of this Warrant, agrees that this Warrant and all rights hereunder are non-transferable and any shares acquired by the Holder pursuant to this Warrant may not be sold without qualifying the shares for sale by way of a Prospectus or Statement of Material Facts or obtaining an exemption from the registration requirements.

8.

Nothing contained herein shall confer any right upon the Holder or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to 4:00 o'clock in the afternoon Vancouver Time on January 5, 2005; and from after such time this Warrant and all rights hereunder shall be void and of no value.

9.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant to be signed as of the 5th day of January, 2004.

GOLD CITY INDUSTRIES LTD.

By:

“Fred Sveinson”

Fred Sveinson, President & CEO

SUBSCRIPTION FORM

TO PURCHASE SHARES OF

GOLD CITY INDUSTRIES LTD.

Computershare Trust Company

510 Burrard Street

Vancouver, B.C.

V6C 3B9

Dear Sirs:

The undersigned hereby exercises the right to purchase and hereby subscribes for the undermentioned Common Shares in the capital stock of GOLD CITY INDUSTRIES LTD. referred to in the Warrant attached according to the conditions thereof, and herewith makes payment of the purchase price in full for such shares.

Please issue a certificate in the name of the undersigned for the shares being purchased.

Please deliver a Warrant in respect of the Common Shares referred to in the attached Warrant but not presently subscribed for, to the undersigned.

ANY SHARES ISSUED PURSUANT TO THE WARRANT MUST BEAR THE LEGEND:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 6, 2004.”

Number of Shares subscribed for:

(to a maximum of 25,000 shares)

@ $0.45 per share valid until 4:00 p.m. Vancouver time on the 5th day of January, 2005, or the Warrant will expire.

Amount submitted herewith:

$

Warrant Holder:

Fred Sveinson

Signature:

GOLD CITY INDUSTRIES LTD.

550 - 580 Hornby St.

Vancouver, B.C. V6C 3B6

Authorized Signature

Date